UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 in order to invest in, lend on and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate. As of the date of this Semi-Annual Report, our company indirectly owns one property through our interest in RF Grocery, LLC as described below. and our company has made two loans: (1) The Ridgmar Loan and (2) the Peru Loan (as described below).

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company.

We filed an offering statement on Form 1-A (the “Offering Statement”), with the United States Securities and Exchange Commission (the “SEC”), on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020 and requalified by the SEC on March 12, 2021. Pursuant to the Offering Statement, we offered a maximum of $50,000,000 of the Company’s 7% bonds (the “Bonds”). The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. Our offering concluded on January 27, 2023.Proceeds from the sale of the Bonds were used to acquire or loan on commercial rental properties in our target asset class. As of June 30, 2023, we had sold $16,538,000 in Bonds, of which $16,229,000 remained outstanding as of June 30, 2023.

On January 28, 2020, GK Investment Property Holdings II, LLC, commenced active operations. During our offering, we applied offering proceeds to investment in and loans on properties, as well as to offering and other expenses. Our offering terminated on January 27, 2023. We do not currently have any plans to raise additional capital. Resultingly, we do not expect to make additional material acquisitions or loans.

We have made reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries’ borrowing activities by our Indenture.

On May 12, 2020, our Company formed RF Grocery, LLC (“RF Grocery”), an Illinois limited liability company, for the purpose of acquiring a rental property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 North Avenue, in River Forest Illinois (“Fresh Thyme Farmers Market”). On May 27, 2010 our Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement, as amended, to acquire Fresh Thyme Farmers Market. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. Our company funded $1,824,213 of the total purchase price with proceeds raised from the offering of Bonds through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust (the “Preferred Member”), which received preferred equity in RF Grocery in exchange for the investment. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s equity for $1,308,000, constituting a total return of approximately 9% for the Preferred Member, comprised of a 6% minimum preferred return and a 3% capital premium in addition to the return of the Preferred Member’s contributed capital. RF Grocery’s operating agreement was amended following the redemption, and the company became the sole member of RF Grocery.

On July 21, 2021, pursuant to a Contribution Agreement, dated as of June 25, 2021 (the “Contribution Agreement”), the Company, through RF Grocery LLC, a wholly owned subsidiary of the Company, contributed its fee simple interest in the Fresh Thyme Farmers Market property located at 7501 West North Avenue in River Forest, IL to GK DST - River Forest Grocery (the “Trust”), an affiliate of the Company, in exchange for 100% of the initial beneficial interests in the Trust (the “Unsold Interests”) for an aggregate value for the Property of $10,778,490 (the “Transaction Value”). The Transaction Value was comprised of an equity portion of $5,588,490 (the “Equity Value”), which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Property in the amount of $5,190,000 which was assumed by the Trust. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021. On July 21, 2021, the Property was sold and the Company recognized a gain of $2,299,522 related to the sale of the Property in exchange for beneficial interests in the Trust.

The Trust intends to raise additional capital equal to the Equity Value, in addition to other fees and expenses incurred by the Trust, in order to redeem the Unsold Interests held by the Company. Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of June 30, 2023 and as of the date of the filing of this report, the Trust has redeemed approximately 72.70% of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way. As of the date of this Offering Circular, the signatory trustee of the Trust, which is an affiliate of the sponsor of the Company, maintains full control over the Trust pursuant to the terms of the Trust Agreement.

As of June 30, 2023, Fresh Thyme Farmers Market, the tenant at the property of RF Grocery, LLC leased 100% of the property.

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the “Ridgmar Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Ridgmar Borrowers”). The Company and the Ridgmar Borrowers are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Real Estate is the manager of the Company and the Ridgmar Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Ridgmar Borrowers. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,500,000 to the Ridgmar Borrowers for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company advanced an additional $200,000 to the Ridgmar Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company advanced an additional $2,500,000 to the Ridgmar Borrowers increasing the balance of the Note to $6,200,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

On January 1, 2022, the Company was repaid $100,000 of the outstanding principal balance of the Ridgmar Loan and further extended the maturity of the Ridgmar Loan until December 31, 2022, when remaining principal and any accrued and unpaid interest is due in full. The interest rate was reduced to 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate. On September 1, 2022, the Note maturity was further extended until December 31, 2023. On November 1, 2022, the Company advanced an additional $250,000 to the Borrowers increasing the balance of the Note to $6,450,000.

As of June 30, 2023, Ridgmar has repaid $194,708 of principal, and the principal balance of the loan is $6,255,292. Interest income for the period ended June 30, 2023 is $777,363, which includes $204,944 of interest receivable as of June 30, 2023. The interest receivable as of June 30, 2023, is comprised of $63,700 of current interest, $141,244 of deferred interest.

Concurrently with the Ridgmar Loan, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,700,000 and $750,000, respectively, to the Ridgmar Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, the “Ridgmar Lenders”) in order to establish and acknowledge the pari passu ranking of the Ridgmar Lenders’ respective loans to the Ridgmar Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Ridgmar Lenders acknowledge that the security interest held by each of the Ridgmar Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Ridgmar Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Ridgmar Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Ridgmar Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Ridgmar Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Ridgmar Loan and each of the GKIH and GKSI V loans are related party transactions. GK Real Estate is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

Peru Loan

The Company has entered into a note receivable and loan agreement (“Note 2”) effective June 21, 2022, in favor of Peru GKD Partners, LLC (“Peru” or “Peru Borrower”). The Company and the Peru Borrower are affiliates of one another, and as such, Note 2 is a related party transaction. GK Real Estate is the manager of the Company and the Peru Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Peru Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 2, the Company initially advanced $3,250,000 to the Peru Borrower for a term of twelve (12) months, maturing on June 21, 2023 (the “Peru Loan”). Note 2 is collateralized by a senior secured participatory mortgage loan on the rental property, Peru Mall. The interest rate is 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate.

In the case of any event of default under Note 2, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured. Note 2 is secured by a first priority lien on the Peru Borrower’s commercial property, the regional mall (“Peru Mall”) located in Peru, Illinois.

Concurrently with the Peru Loan, GK Holiday Village, LLC (“GKHV”) loaned $1,915,000, to Peru on terms substantially similar to the terms of the Peru Loan for an aggregate loan amount of $5,165,000 (the “Aggregate Loan”). On June 21, 2022, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of June 21, 2022, by and among the Company and GKHV (collectively, the “Peru Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

The foregoing is a summary of the Aggregate Loan and is qualified in its entirety by reference to the complete text of the Promissory Note, Intercreditor Agreement and Mortgage, Security Agreement, Assignment of Rents and Fixture Filing, which are filed as exhibits to this Semi-Annual Report and are incorporated by reference herein.

As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Peru Mall was subsequently impaired, and ultimately Peru’s senior secured lender (the “Prior Peru Lender”) accepted the Company’s offer to purchase the senior loan at a discounted price. The Prior Peru Lender accepted Peru’s discounted payoff of $5,750,000 to retire the existing debt on Peru Mall, comprised of a $17,305,751 bank mortgage loan. On June 21, 2021, the Peru Borrower used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Peru Lender. The Peru Borrower intends to repay the Loan and corresponding GKHV loan with proceeds of future capital raises.

The Company, Peru, and GKHV are each affiliates of one another, and the Loan and the GKHV loan are related party transactions. GK Real Estate is the manager of each of the Company, Peru, and GKHV. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, Peru and GKHV. The Manager has a direct and material interest in the transactions described above.

On November 17, 2022, the Peru Borrower refinanced its debt with the Company with a commercial mortgage lender and returned the remaining outstanding balance of Note 2 to the Company. Interest income for the year ended December 31, 2022 was $107,611.

The Company intends to continue to use the proceeds received from the redemption of its beneficial interests in the Trust, together with the proceeds of the Company’s Bonds offering, to acquire or loan on additional properties in accordance with its business plan.

+Financial Summary

For the six-month period ended June 30, 2023, we had revenue of $992,303 and a consolidated net loss of $7,242.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2023, from January 1, 2023 to June 30, 2023.

As of June 30, 2023, our assets consisted of: (i) 27.30% of the beneficial interests in the Trust holding the Fresh Thyme Farmers Market property, and (ii) the Ridgmar Loan, and the remainder in cash and receivables.

For the six months ended June 30, 2023, we had no revenues from operations. Operating costs for the same period, excluding interest expense of $890,222, amounted to $109,323. This resulted in an operating loss of $109,323. Net loss for the six months amounted to $7,242, after taking into account $65,880 of investment income from our ownership of beneficial interests in the Trust, and $896,573 in interest income from the Ridgmar Loan and interest- bearing cash accounts. The Company also realized a gain on the Bond Redemptions of $29,850. Net income was reduced by interest expense of 890,222.

For the six months ended June 30, 2022, we had no revenues from operations. Operating costs for the same period, excluding interest expense of $850,436, amounted to $179,305. This resulted in an operating loss of $179,305. Net loss for the six months amounted to $655,105, after taking into account $122,706 of investment income from our ownership of beneficial interests in the Trust, and $251,930 in interest income from the Ridgmar and Peru Loans and interest- bearing cash accounts. Net income was reduced by interest expense of 850,436.

Liquidity and Capital Resources

As of June 30, 2023, we had cash on hand and cash equivalents of $7,001,934 and restricted cash (funded reserves) of $136,888. The funded reserves are comprised of a bond service reserve of $136,888, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations.

As of June 30, 2023 we had sold $16,538,000 in gross proceeds of our Bonds, of which $16,229,000 was outstanding. Our Bonds begin to mature in early 2025, and we target asset dispositions to meet our obligations at maturity. Until our Bonds mature, our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans, and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our bond service obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of the Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

On July 17, 2020, RF Grocery partially financed the acquisition of the Fresh Thyme Farmers Market through a note to Barrington Bank & Trust Co., N.A., in the amount of $5,190,000 with the maturity date of July 10, 2025. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the debt service reserve. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to acquire & dispose of our retail real properties, and may continue to do so in the future. It is currently expected that interest rates will continue to increase in the near term.

Item 2. Other Information

None

Item 3. Financial Statements

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2023

GK Investment Property Holdings II, LLC

Table of Contents

June 30, 2023

GK Investment Property Holdings II, LLC

Consolidated Balance Sheets

	(Unaudited)
	June 30,	December 31,
	2023	2022
ASSETS
Cash	$7,001,934	$4,465,101
Other current assets	7,582	18,547
Interest receivable	204,944	184,502
Due from Delaware statutory trust for redemptions receivable	954,981	765,038
Investment in beneficial interests in Delaware statutory trust	689,229	2,697,167
Notes receivable	6,255,292	6,279,268
Restricted cash - funded reserves	136,888	736,008

Total assets	$15,250,850	$15,145,631

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Bonds payable - net	$14,874,541	$14,830,442
Accrued interest	395,414	322,862
Other liabilities	82,880	87,070

Total liabilities	15,352,835	15,240,374

MEMBERS' EQUITY
Members' Equity	(101,985)	(94,743)

Total liabilities and members' equity	$15,250,850	$15,145,631

See notes to consolidated financial statements.	2

GK Investment Property Holdings II, LLC

Consolidated Statements of Operations (Unaudited)

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2023	2022
Revenues	$-	$-

Operating Expenses
Operating expenses	28,975	27,176
Professional fees	80,348	152,129
	109,323	179,305

Operating Loss	(109,323)	(179,305)

Other Income and (Expense)
Interest expense	(890,222)	(850,436)
Interest income	896,573	251,930
Gain on extinguishment of debt	29,850	-
Investment income from beneficial interests in Delaware statutory trust	65,880	122,706
	102,081	(475,800)

Consolidated Net Loss	$(7,242)	$(655,105)

See notes to consolidated financial statements.	3

GK Investment Property Holdings II, LLC

Consolidated Statements of Member’s Equity

	(Unaudited)
	June 30,	December 31,
	2023	2022
Balance - Beginning of Year or Period	$(94,743)	$1,103,479

Consolidated Net Loss	(7,242)	(1,198,222)

Balance - End of Year or Period	$(101,985)	$(94,743)

See notes to consolidated financial statements.	4

GK Investment Property Holdings II, LLC

Consolidated Statements of Cash Flows (Unaudited)

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2023	2022
Cash Flows from Operating Activities
Consolidated Net Loss	$(7,242)	$(655,105)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Amortization of bond issuance costs and bond discount	248,100	236,323
Changes in:
Accrued interest receivable	(20,442)	53,400
Other current assets	10,964	41,001
Due from Delaware statutory trust for redemptions receivable	(189,943)	(135,784)
Accounts payable	(4,190)	48,611
Accrued Interest payable	72,552	80,871
Net cash flows from operating activities	109,799	(330,683)

Cash Flows from Investing Activities
Issuance of note receivable	-	(3,250,000)
Repayment of note receivable	23,976	133,383
Redemption payments from sale of membership interest in Delaware statutory trust	2,007,938	1,399,789
Net cash flows from investing activities	2,031,914	(1,716,828)

See notes to consolidated financial statements.	5

GK Investment Property Holdings II, LLC

Consolidated Statements of Cash Flows (Unaudited)

	(Continued)	(Continued)
	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2023	2022

Cash Flows from Financing Activities
Proceeds from bonds payable, net of discount	-	2,223,571
Redemptions of bonds payable	(204,000)	-
Payment of bond issuance costs	-	(244,757)

Net cash flows from financing activities	(204,000)	1,978,814

Net (decrease) increase in Cash and restricted cash	1,937,713	(68,697)

Cash and restricted cash - Beginning of period	5,201,109	1,487,344

Cash and restricted cash - End of period	$7,138,822	$1,418,647

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$569,572	$493,243

Classification of Cash and Restricted Cash
Cash	$7,001,934	$698,879
Restricted cash - funded reserves	136,888	719,768
Total Cash and restricted cash	$7,138,822	$1,418,647

6

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire and lend on existing income producing commercial properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding loans and acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the Bonds). The company has sold $16,538,000 and $16,306,000 in Bonds as of June 30, 2023 and 2022, respectively. The company has redeemed $309,000 and $105,000 of Bonds as of June 30, 2023 and 2022, respectively. The Company has $16,229,000 and $16,201,000 in Bonds outstanding as of June 30, 2023 and 2022, respectively. The Bonds are unsecured indebtedness of GKIPH II.

The Company has one class of units, Class A units. Nine individuals, or Class A Members, hold all of the Class A Units or 100% of the ownership interest in the Company. The members of the Company have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of the members of GKIPH II.

On May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, for the purpose of acquiring real property located in 7501 North Avenue, River Forest, Illinois (the “Property”).

The Company owns 100% of the “Ordinary” Member Class interests, and an individual related to the Manager owns 100% of the “Preferred” Member Class interests, as defined in the Operating Agreement of RF Grocery, LLC. The Preferred Member interests are entitled to a cumulative return equal to 12% per annum and is entitled, at the Preferred Member’s direction, prior to any distributions to the Ordinary Member, to have a preferred return of their original capital contribution. On December 10, 2020, the Preferred Member’s interest was redeemed, and a cumulative preferred return was paid in the amount of $108,000.

On June 25, 2021, RF Grocery, LLC, agreed to sell the Property at arms-length to a Delaware Statutory Trust (the “Trust”) in exchange for 100% of the initial beneficial interests of the Trust. On July 21, 2021, the Property was sold to the Trust at an aggregate value of $10,778,490 (the “Transaction Value”). The Transaction Value is comprised of an equity portion of $5,588,490, which represents RF Grocery’s capital contribution to the Trust, in addition to the assumed Loan principal of $5,190,000. River Forest Grocery – GK Services LLC, which is 100% owned by the Manager, serves as the Trustee of the Trust.  While the Trustee manages the Trust’s operations, the Trustee’s control is governed and limited by the Trust’s operating agreement and trust agreement.  On July 21, 2021, the Property was sold to the Trust and the Company recognized a gain of $2,299,522 related to the sale of the Property in exchange for beneficial interests in the Trust (see Note 6).

7

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of the date of this Semi-Annual Report, the Trust has redeemed $4,827,906 of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way.

Allocation of Profits and Losses- Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIPH II in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting- The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities- The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

8

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Cash and Restricted Cash- The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. As of June 30, 2023, the Company had cash and restricted cash balances that exceeded the FDIC limits by $41,732. As of December 31, 2022, the Company had cash and restricted cash accounts that exceeded the FDIC limits by $4,693,909.

Restricted Cash – Funded Reserves - Funded reserves consist of bond service reserves to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date of each bond series.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, amortization of above-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominantly at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenue from rental property is recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.

•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.

•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the lease, which also provides for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreement is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of the lease, the tenant will directly pay the real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement).

9

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Investment Income – Investment transactions are accounted for on the trade date. Investment income is recorded by the Company on an accrual basis factoring in the Company’s percent ownership of the beneficial interest in the Trust. The Investment income is calculated monthly based on the rent received by the Trust net of (i) any reserves, and (ii) payment of expenses and fees incurred by the Trust during that month on a cash basis. This method of investment income recognition approximates to the effective yield to be expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets (“ASC 325-40-35”) as each month’s net cash flows are expected to be consistent and comparable over the life of the investment. The Company monitors the expected cash flows from its beneficial interest investment in the Trust, including the expected principal repayments in the form of redemptions. In accordance with ASC 325-40, the investment is periodically assessed for other-than-temporary impairment (“OTTI”). If the Company determines that the investment has OTTI, the amortized cost basis of the Trust is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss. There were no such write-offs during the six months ended June 30, 2023 and 2022.

Notes Receivable – Notes receivable are reported at original issue amount plus accrued interest, less principal repaid, less any impairment amounts. Interest is recognized according to the terms of the note. Notes receivable are placed on nonaccrual status if they become past due. Upon suspension of the accrual of interest, interest income is subsequently recognized to the extent cash payments are received. Accrual of interest is resumed when the loan is removed from nonaccrual status. Notes receivable are charged against the allowance for credit losses when they are deemed uncollectible. The Note receivable is current as of June 30, 2023.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

10

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIPH II for federal income tax reporting purposes. GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The members of GKIPH II are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2021, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Variable Interest Entity – The Company has adopted the alternative available to non-public companies under FASB ASC Topic 810, Consolidation, which allows a private company to exclude entities under common control from the variable interest entity guidance when certain conditions exist. The Company has concluded that its relationship with the affiliated entities described at Note 7 qualifies for the alternative treatment under ASU 2018-17. The Company does not make any guarantees on behalf of the affiliated entities. In addition, the Company has determined, based upon the information available as of June 30, 2023 and 2022 that no other circumstances exist which are not recognized in the financial information of the affiliated entities that expose the Company to provide financial support to the affiliated entities. The Company’s maximum exposure to loss from its involvement with these entities under common control is restricted to the amounts owed to the Company for the year ended June 30, 2023 and 2022, as disclosed in Note 7

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities. For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) and subsequently related amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11). This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. This ASU will be effective for the year ending December 31, 2023. The Company is currently evaluating the effect of the adoption of this ASU will have on financial statements.

11

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Subsequent Events –

The consolidated financial statements and related disclosures include evaluation of events up through and including September 30, 2023, which is the date the consolidated financial statements were available to be issued.

Note 2 – Fair Value

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

12

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 3 - Restricted Cash – Funded Reserves

Funded reserves are as follows:

GK Investment Property Holdings II, LLC:

Bond service reserves: These bond service reserves (at the bond series level) are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds per series be placed into a reserve account held by the bond trustee. The bond service reserves may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of each bond series closing date will be released to the Company.

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2023	2022

Bond service reserve - Series A	$-	$-
Bond service reserve - Series B	$-	$5,139
Bond service reserve - Series C	$-	$286,581
Bond service reserve - Series D	$-	$307,400
Bond service reserve - Series E	$136,888	$136,888

	$136,888	$736,008

On March 22, 2021, the Company was no longer required to maintain the Series A bond service reserve. The bond trustee closed the Series A reserve and remitted $126,616 to the Company. On January 20, 2023, the Company was no longer required to maintain the Series B, C and D bond service reserves. The bond trustee closed the Series B, C & D reserves and remitted $599,120 to the Company.

13

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 4 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000 (the “Bonds”). The Bonds will mature on various dates ranging from February 28, 2025 to February 28, 2026. The Bonds are offered in five series, Series A, Series B, Series C, Series D and Series E, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to February 228, 2027. As of June 30, 2023, the Company had issued and outstanding $16,229,000 of Bonds and as of December 31, 2022, the Company had issued and outstanding $16,433,000 of Bonds.

The Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the Bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of the Bonds equal to 3.75% of the aggregate principal of the Bonds under the Indenture as of the close of business on the last business day of the preceding redemption period. See Note 9 for specific amounts payable to the Manager, a related party, as sponsor of the Bonds.

The Company offers a volume-weighted discount on the Bond’s price to the public for certain purchases of the Bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the Bonds. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

In the event of death or disability of a bondholder, all, or a portion (consisting of at least 50%), of the Bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. Our obligation to repurchase Bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations. The company redeemed $204,000 of Bonds during the six months ended June 30, 2023.

14

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 4 – Bonds Payable (continued)

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond service reserves for series B, C, D & E being met (Note 3 – Restricted Cash – Funded Reserves), the Company must also maintain and Equity-Bond Ratio whereas the property equity values, Face amount of notes receivable and cash balances in total must be at or greater than 70% of the outstanding Bonds payable. The Company must also maintain cash balances in an amount not less than 120% of the forward looking 3-month Bond payment amounts. The Company was in compliance with the Bond covenants for the period ending June 30, 2023.

Bonds payable are summarized as follows:

		(Unaudited)
		June 30,	December 31,
		2023	2022
Bonds Payable		$16,229,000	$16,433,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$1,758,593	$1,758,593
Bond discount	bond terms	687,360	687,360
Subtotal		2,445,953	2,445,953

Less: Accumulated amortization		1,091,494	843,395
Deferred bond issuance costs - net		1,354,459	1,602,558
Bonds payable - net		$14,874,541	$14,830,442

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $248,100 and $479,040, for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense was $642,123 and $1,273,197, for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively, of which $395,414 and $322,862 was incurred but not paid for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively.

15

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 5 – Related Party Transactions

The Property is managed by the Manager, an affiliate of one of the members of GKIPH II, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. In addition to these management services, the Manager also provides services relating to asset management, the acquisition and disposition of real estate property and tenant leasing.

The Manager is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $50,000,000 gross bond proceeds received up to $1,250,000. As of June 30, 2023, the Manager had received $392,658 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)
	June 30,	December 31,
	2023	2022

Promotional Fees from sale of bonds (2.5% of proceeds) - capitalized	$-	$60,793
Reimbursed expenses	12,331	15,413
Total	$12,331	$76,206

As of June 30, 2023 and December 31, 2022, $74,731, respectively, was owed to the Manager, and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to the Manager.

River Forest Grocery – GK Services LLC, which is 100% owned by the Manager, serves as the Trustee of the Trust.  While the Trustee manages the Trust’s operations, the Trustee’s control is governed and limited by the Trust’s operating agreement and trust agreement.  The Company does not have a controlling financial interest in the Trust, nor does it have the power to direct the activities of the Trust.

16

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 6 – Investment in Beneficial Interests of Rental Property

On July 21, 2021, the Property was sold to the Trust at an aggregate value of $10,778,490. The Transaction Value is comprised of the assumed Loan principal of $5,190,000 and of an equity portion of $5,588,490, which represents RF Grocery’s capital contribution to the Trust, for 100% of the beneficial interests in the Delaware statutory trust. As of June 30, 2023, RF Grocery owns 27.30% of the beneficial interests in the Trust.

The following table summarizes the Company’s Investment in the Beneficial Interests of the Rental Property held by the Trust:

Investment in beneficial Interests of rental property	$5,588,490
less;
Closing costs associated with investment in beneficial interests of rental property	71,355
Redemption of beneficial interests of rental property	4,827,906

Net investment in beneficial interests of the Delaware statutory trust	$689,229

Note 7—Notes receivable

RIDGMAR - The Company has entered into a note receivable and loan agreement (“Note 1”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). The Company and the Borrowers are affiliates of one another, and as such, Note 1 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrowers. The Manager has a direct and material interest in the transaction described above.

17

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 7—Notes receivable (Continued)

Pursuant to the terms of the Note, the Company initially advanced $3,500,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Company advanced an additional $200,000 to the Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company advanced an additional $2,500,000 to the Borrowers increasing the balance of the Note to $6,200,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note. On January 1, 2022, the Company was repaid $100,000 of the outstanding principal balance of the Note and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate. On September 1, 2022, the Note maturity was further extended until December 31, 2023. On November 1, 2022, the Company advanced an additional $250,000 to the Borrowers increasing the balance of the Note to $6,450,000. As of June 30, 2023, Ridgmar has repaid $194,708 of principal, and the principal balance of the Note 1 is $6,255,292 as of June 30, 2023.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured. The Note is secured by a first priority lien on the Borrowers’ commercial property, the regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Interest income for the six months ended June 30, 2022 is $244,708, which includes $181,688 of interest receivable as of June 30, 2022, and is comprised of $40,444 of current interest, and $141,244 of deferred interest. Interest Income for the year ended December 31, 2021 is $390,111, which includes $242,311 of interest receivable as of December 31, 2021. The interest receivable as of December 31, 2021, is comprised of $64,067 of current interest, $141,244 of deferred interest and $37,000 of extension fees.

Concurrently with Note 1, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $1,100,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

18

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 7—Notes receivable (Continued)

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

PERU - The Company has entered into a note receivable and loan agreement (“Note 2”) effective June 21, 2022, in favor of Peru GKD Partners, LLC (“Peru” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 2 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Note, the Company initially advanced $3,250,000 to the Borrowers for a term of twelve (12) months, maturing on June 21, 2023. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Peru Mall. The interest rate is 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured. The Note is secured by a first priority lien on the Borrowers’ commercial property, the regional mall (“Peru Mall”) located in Peru, Illinois.

The Company, the Borrower, and GKHV are each affiliates of one another, and the Loan and the GKHV loan are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrower, and GKHV. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrower, and GKHV. The Manager has a direct and material interest in the transactions described above.

On November 17, 2022, the Borrower refinanced its debt with the Company with a commercial mortgage lender and returned the remaining outstanding balance of Note 2 to the Company. Interest income for the six months ended June 30, 2022 is $7,222, all of which is included as interest receivable as of June 30, 2022.

Note 8 – Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including September 30, 2023, which is the date the consolidated financial statements were available to be issued.

19

Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(c)	First Amendment to Limited Liability Company Agreement of the Company, dated as of January 1, 2021, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(2)(d)	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(2)(e)	Amendment No. 1 to Operating Agreement of RF Grocery, LLC, dated as of December 17, 2020, incorporated by reference to Exhibit 2(d) of the Company’s Form 1-A filed on January 28, 2021.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 3(a) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(c)	First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on August 17, 2020.

(3)(d)	Second Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of February 14, 2022, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on February 15, 2022.

(6)(a)	Purchase and Sale Agreement by and between 7501 W. North Avenue, LLC and RF Grocery LLC, dated as of May 27, 2020, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on June 2, 2020.

(6)(b)	Lease by and between Lakes Venture, LLC and 7501 W. North Avenue, LLC, dated as of November 14, 2014, incorporated by reference to Exhibit 6(b) of the Company’s Form 1-A filed on February 23, 2021.

(6)(c)	Commencement Date Agreement by and between Lakes Venture, LLC and 7501 W. North Avenue LLC, dated as of June 6, 2017, incorporated by reference to Exhibit 6(c) of the Company’s Form 1-A filed on February 23, 2021.

(6)(d)	Assignment and Assumption of Leases by and between 7501 W. North Avenue, LLC and RF Grocery, LLC, dated as of July 17, 2020, incorporated by reference to Exhibit 6(d) of the Company’s Form 1-A filed on February 23, 2021.

(6)(e)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit 6(e) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(f)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit 6(f) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(g)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit 6(g) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(h)	Contribution Agreement by and between RF Grocery, LLC and GK DST – River Forest Grocery, dated as of June 25, 2021, incorporated by reference to Exhibit 6(h) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(i)	Loan Modification Agreement, by and among Barrington Bank & Trust Company, N.A., RF Grocery, LLC, GK DST – River Forest Grocery and GK Development, Inc. d/b/a GK Real Estate, dated as of July 21, 2021, incorporated by reference to Exhibit 6(i) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(j)	Amended and Restated Note, made by GK DST – River Forest Grocery payable to Barrington Bank & Trust Company, N.A., dated as of July 21, 2021, incorporated by reference to Exhibit 6(j) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(k)	Trust Agreement of GK DST – River Forest Grocery by and between Sorensen Entity Services LLC, River Forest Grocery – GK Services LLC and RF Grocery, LLC dated as of June 10, 2021, incorporated by reference to Exhibit 6(k) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(l)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of October 15, 2021, incorporated by reference to Exhibit (6)(l) to the Company 1-A POS filed March 8, 2022.

(6)(m)	Extension Letter by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, dated as of October 25, 2021, incorporated by reference to Exhibit (6)(m) to the Company 1-A POS filed March 8, 2022.

(6)(n)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of December 1, 2021, incorporated by reference to Exhibit (6)(n) to the Company 1-A POS filed March 8, 2022.

(6)(o)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of January 1, 2022, incorporated by reference to Exhibit (6)(o) to the Company 1-A POS filed March 8, 2022.

(6)(p)	First Amendment to Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of December 1, 2021, incorporated by reference to Exhibit (6)(p) to the Company 1-A POS filed March 8, 2022.

(6)(q)	Second Amendment to Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of January 1, 2022, dated as of January 1, 2022, incorporated by reference to Exhibit (6)(q) to the Company 1-A POS filed March 8, 2022.

(6)(r)	Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of October 15, 2021, incorporated by reference to Exhibit (6)(r) to the Company 1-A POS filed March 8, 2022.

(6)(s)	Second Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of December 1, 2021, incorporated by reference to Exhibit (6)(s) to the Company 1-A POS filed March 8, 2022.

(6)(t)	Third Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of January 1, 2022, incorporated by reference to Exhibit (6)(t) to the Company 1-A POS filed March 8, 2022.

(6)(u)	Promissory Note dated June 21, 2022 in the principal amount of $3,250,000.00 made by Peru GKD Partners, LLC, as borrower, for the benefit of GK Investment Property Holdings II, LLC, as lender.

(6)(v)	Mortgage, Security Agreement, Assignment of Rents and Fixture Filing dated as of June 21, 2022 is made by Peru GKD Partners, LLC, as the mortgagor, in favor of GK Investment Property Holdings II, LLC, as lender.

(6)(w)	Intercreditor Agreement dated as of June 21, 2022, is made by and among GK Investment Property Holdings II, LLC, as Lender 1 and GK Holiday Village, LLC, as Lender 2.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 28, 2023

By:	/s/ Steven P Higdon
Name:	Steven P Higdon
Its:	Senior Vice President – Accounting & Finance of our manager (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2023